Sam's Seafood Holdings limited
(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

19/06/2003


03024259

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
United States of America

SUPPL


PROCESSING
SECTION
RECEIVED
JUN 30 2003
181
SEC MAIL
WASH, D.C.

Dear Sir/Madam,

82-34648

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 19 June 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 7/2

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

19 June 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

RESULTS OF EGM

Pursuant to Listing Rule 3.13.2, the Company advises the details of the outcome of each resolution put to shareholders at the Extraordinary General Meeting of the Company held today.

RESOLUTION 1 – INSERTION OF ARTICLE 7A INTO THE COMPANY'S CONSTITUTION

The resolution was passed on a show of hands.

RESOLUTION 2 – ISSUE OF PREFERENCE SHARE S IN THE COMPANY

The resolution was passed on a show of hands.

Attached is a schedule of proxy information as required by Section 251AA of the Corporations Law.



PROCESSING
SECTION
RECEIVED
JUN 3 0 2003
181
SEC MAIL
WASH, D.C.

Ken Situ
Company Secretary

PROXY VOTES RECEIVED FOR RESULOTIONS PUT TO EXTRAORDINARY GENERAL MEETING:

ORDINARY BUSINESS	INSTRUCTIONS	NO. OF SHARES
1. Insertion of Article 7A into the Company's Constitution	For	4,493,479
	Against	3,644
	Discretionary	23,817
2. Issue of Preference Shares	For	4,487,765
	Against	9,358
	Discretionary	23,817